Dynacq Healthcare, Inc.

10304 Interstate 10 East, Suite 369

Houston, Texas 77029

Tel: (713) 378-2000, Fax: (713) 378-3155

April 5, 2010

Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Re:	Dynacq Healthcare, Inc.

Form 10-K for the fiscal year ended August 31, 2009

DEF 14A filed December 29, 2009

Form 10-Q for the Quarterly Period ended November 30, 2009

File No. 000-21574

Dear Mr. Rosenberg:

This letter is the response of Dynacq Healthcare, Inc., a Nevada corporation (the “Company”), to your letter dated March 24, 2010 containing comments on the above referenced filings. Each of the Commission’s comments, followed by the Company’s response to each comment, appears below.

Form 10-K for the fiscal year ended August 31, 2009

Commission Comment: 5. Acquisition and Impairment Charge, page 51

1. Please revise to disclose the chronology of events that occurred from the December 2008 acquisition of Second People’s Hospital to August 2009 that reduced the fair value of the management rights to zero.

Company response. The Company has revised Note 5 to disclose the chronology of events from the acquisition of the management rights to Second People’s Hospital to August 2009 that resulted in a write off of the management rights, as follows:

“5. Acquisition and asset impairment charge

On March 1, 2009, the Company acquired through Dynacq-Huai Bei the right to manage Second People’s Hospital in Rui An, China (“SPH”), a not-for-profit hospital. Under the management agreement, Dynacq-Huai Bei is ultimately responsible for funding any operating deficits or rewarded with any operating profits of the hospital from November 25, 2008 through August 15, 2020, when the management agreement terminates. The period from November 25, 2008 until the management rights were acquired on March 1, 2009, was a transitional period for managing SPH, and Dynacq-Huai Bei agreed to make the acquisition of the management rights effective from that date.

The management agreement on SPH was the first hospital management agreement acquired by Dynacq-Huai Bei in China and has provided that company with valuable experience managing hospitals in China. The total purchase price for the acquisition of the management rights was $995,817, net of $101,200 cash acquired and liabilities assumed, which was allocated to the acquired assets and assumed liabilities based on estimates of their respective fair values. The following is a summary of the purchase price of the management rights for SPH as of November 25, 2008:

Accounts receivable	$140,843
Inventories	148,837
Prepaid expenses	5,994
Management rights	2,608,544
Accounts payable and accrued liabilities	(403,402)
Notes payable	(1,504,999)

Net assets acquired	$995,817

The Company paid the notes payable for $1,504,999. The net cash outflow, including the purchase price, was $2,500,816.

During the operating period from November 25, 2008 to August 31, 2009, SPH recognized net patient revenues of $1,769,124 and an operating loss of approximately $420,000, which included $118,162 in amortization of its management rights. Due to the significance of the operating loss recognized in 2009, management of the Company considered whether the management rights intangible asset of $2,490,382 could be recovered over the remainder of its expected life.

At the end of the fiscal year ended August 31, 2009, in accordance with SFAS 144, the Company evaluated the carrying value of its management rights. Two undiscounted cash flow projections were prepared by management; one aggressively escalated patient revenues and the other projected a normal growth in patient revenues. The likely outcome of each projection was evaluated by management and a composite projection was prepared. The results of this composite projection reflected significant operating losses in future years. The operating losses reflected in the composite cash flows were significant enough that management concluded that the $2,490,382 unamortized management right intangible asset was impaired. An impairment charge to write down the management right asset was recognized at August 31, 2009.”

The Company will include this revised language in Note 5 to its Form 10-K for the fiscal year ending August 31, 2010, unless the Commission requests that an amendment be filed to the Form 10-K for the fiscal year ended August 31, 2009.

DEF 14A filed December 29, 2009

Commission Comment: Executive Compensation

Summary Compensation Table, page 6

2. We note your CEO received a more than four-fold salary increase from 2008 to 2009 but no bonus in 2009 as compared to a bonus of $800,000 in 2008. Your CFO received a bonus of $500,000 in 2008 but only $300,000 in 2009. To the extent there will be significant fluctuations in salary and/or bonus in 2010 as compared to 2009, please provide us with draft disclosure for your 2010 proxy statement. This disclosure should briefly describe any material factors necessary to an understanding of the fluctuations in salary and bonus for your CEO and CFO for years 2009 and 2010. Please refer to Item 402(o) of Regulation S-K and advise us or provide draft disclosure.

Company response. The Compensation Committee of the Board of Directors will determine the salary and bonus of the CEO and CFO for 2010 in October/November of this year and, if there are significant fluctuations in salary and/or bonus for 2010 as compared to 2009, draft disclosure of the material factors necessary to an understanding of the fluctuations in salary and bonus for the CEO and CFO for those years, in compliance with Item 402(o) of Regulation S-K, will be provided to the Commission prior to the filing of the proxy statement with the Commission.

Form 10-Q for the Quarterly Period ended November 30, 2009

Commission Comment: Exhibits 31.1 and 31.2

3. Please tell us why your executive certifications do not include the entire introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to also address your officers’ responsibility for establishing and maintaining internal control over financial reporting.

Company response: The omission of this language in paragraph 4 of Exhibits 31.1 and 31.2 was an oversight which will be corrected in future Form 10-Q filings. The Company will file an amendment to this Form 10-Q to correct those exhibits if the Commission so requests.

The Company acknowledges that (i) it is responsible for the accuracy and adequacy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the information provided in this letter is sufficient to respond to the Commission’s comments. If further information is needed, please contact the undersigned.

Sincerely,

Philip Chan
Chief Financial Officer

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